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11017547

SEC Mail
Mail Processing
Section

FEB 28 2011

Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 TASMAN DRIVE
(No. and Street)

SANTA CLARA (City) CA (State) 95054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY UTSCHIG (408) 654-7766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 SECOND STREET, SUITE 1400 (Address) SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY UTSCHIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB SECURITIES, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHIEF COMPLIANCE OFFICE, SVB SECURITIES
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California }
} ss.
County of Santa Clara }

- ☐ See Attached Document (Notary to cross out lines 1-8 below)
- ☐ See Statement Below (Lines 1-7 to be completed only by document signer[s], *not* Notary

1 ____________
2 ____________
3 ____________
4 ____________
5 ____________
6 ____________
7 ____________
8 ____________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2

Subscribed and sworn to (or affirmed) before me this 24 day of February, 2011, by

(1) [signature]

(2) ____________

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appear before me.

J. SPENCER ELLIOTT II
Commission # 1757319
Notary Public - California
Santa Clara County
My Comm. Expires Jul 15, 2011

Place Notary Seal above

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audit Report

Document Date: 12/31/10 Number of Pages: 2

Signer[s] Other than above: ____________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors
SVB Securities:

We have audited the accompanying statement of financial condition of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of December 31, 2010, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
February 24, 2011

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	7,298,591
Accounts receivable		641,148
Premises and equipment, net of accumulated depreciation and amortization of $848,981		279,156
Deferred tax assets, net		24,619
Other assets		177,408
Total assets	$	8,420,922

Liabilities and Shareholder's Equity

Liabilities:		
Accrued compensation and benefits	$	214,160
Payable to affiliate		181,214
Accounts payable and other liabilities		151,407
Total liabilities		546,781
Shareholder's equity:		
Common stock, no par value, 100,000 shares authorized; 100 shares issued and outstanding		—
Additional paid-in capital		2,281,414
Retained earnings		5,592,727
Total shareholder's equity		7,874,141
Total liabilities and shareholder's equity	$	8,420,922

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Income

Year ended December 31, 2010

Revenues:		
Client investment fees	$	7,619,557
Interest income		78,465
Total revenues		7,698,022
Expenses:		
Compensation and benefits		1,812,525
Licenses and fees		460,991
Premises and equipment		503,646
Data processing		403,970
Professional services		308,011
SEC and regulatory filing fees		96,285
Business development and travel		69,670
Other expenses		66,284
Total expenses		3,721,382
Income before income taxes		3,976,640
Income taxes		1,625,019
Net income	$	2,351,621

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2010

	Common stock		Additional	Retained	
	Shares	Amount	paid-in capital	earnings	Total
Balances as of December 31, 2009	100	$ —	$ 2,221,607	$ 31,741,106	$ 33,962,713
Capital contribution related to share-based and other noncash compensation, net of income tax benefit	—	—	59,807	—	59,807
Dividends paid to the Bank	—	—	—	(28,500,000)	(28,500,000)
Net income	—	—	—	2,351,621	2,351,621
Balances as of December 31, 2010	100	$ —	$ 2,281,414	$ 5,592,727	$ 7,874,141

See accompanying notes to financial statements.

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	2,351,621
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises and equipment		215,108
Tax expense of share-based compensation and other		57,046
Share-based and other non-cash compensation expense		2,761
Changes in operating assets and liabilities:		
Decrease in accounts receivable		140,421
Decrease in deferred tax assets, net		127,348
Decrease in other assets		23,589
Increase in accrued compensation and benefits		89,893
Decrease in payable to affiliate		(4,182,423)
Decrease in accounts payable and other liabilities		(110,316)
Net cash used for operating activities		(1,284,952)
Cash flows from investing activities:		
Purchase of equipment		(26,261)
Net cash used for investing activities		(26,261)
Cash flows from financing activities:		
Dividends paid		(28,500,000)
Net cash used for financing activities		(28,500,000)
Net decrease in cash and cash equivalents		(29,811,213)
Cash and cash equivalents, beginning of year		37,109,804
Cash and cash equivalents, end of year	$	7,298,591
Supplemental disclosure:		
Share-based and other non-cash compensation expense, net of income tax benefit and other	$	59,807
Income taxes paid to affiliate, net	$	—

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the Company) is a wholly owned subsidiary of Silicon Valley Bank (the Bank), which is a wholly owned subsidiary of SVB Financial Group (the Parent). The Company is incorporated in the state of California. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company does not hold customer accounts.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the Financial Industry Regulatory Authority, is licensed in 49 states and the District of Columbia.

For the year ended December 31, 2010, the Company earned 48% from clients in the Western United States, principally California, and 33% of its revenue from clients located in the Eastern United States.

(a) Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The net deferred taxes represent a significant estimate. Actual results could differ from these estimates.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c) Revenue Recognition

Client investment fees include fees earned from Rule 12(b)-1 fees and from customer transactional based fees. Rule 12(b)-1 fees are earned and recognized over the period client funds are invested. Transactional based fees are earned and recognized on fixed income and equity securities when the transaction is executed on the client's behalf.

The Company also recognizes interest income on its interest bearing cash equivalents as it is earned.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances due from banks and securities purchased under agreements to resell. The Company considers cash equivalents to be investments that are readily convertible to known amounts of cash, so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates, and purchased in conjunction with the Company's cash management activities. As of December 31, 2010, cash equivalents amounted to $3,120,000. Securities purchased under agreement to resell are collateralized investment transactions that are recorded at their contractual amounts plus accrued interest. The Company has secured interest in the collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements.

(e) ***Accounts Receivable and Allowance for Doubtful Accounts***

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over 90 days is individually reviewed for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged off any receivables in 2010 and there is no balance in the allowance for doubtful accounts as of December 31, 2010. The Company had a receivable of $31,816 from its clearing broker, Penson Financial Services, Inc. (formerly, Ridge Clearing and Outsourcing Solutions) as of December 31, 2010.

(f) ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	3 years
Computer software	3 – 7 years
Computer hardware	3 – 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses and certain implementation costs. For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses in the statement of income.

(g) ***Fair Value of Financial Instruments***

The carrying value of the Company's financial instruments approximates fair value due to the short-term nature of the instruments.

(h) ***Income Taxes***

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return of the Parent and subsidiaries. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. However, the Company is subject to a tax-sharing agreement that requires the Company to pay the greater of the standalone federal and state tax liability or its proportionate share of its consolidated federal and combined state tax liability. Any difference resulting from the calculation of the standalone liability versus the proportionate share of the consolidated or combined liability will

(Continued)

be settled as a contribution from or distribution to the Parent. The tax-sharing agreement provides for settlement of the tax liability accounts through the use of intercompany accounts. Amounts for the current year are based upon estimates and assumptions as of December 31, 2010 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(i) Share-Based Compensation

The Company's employees participate in share-based employee compensation plans sponsored by the Parent, which are described more fully in note 7, Share-Based Compensation.

Under ASC 718, *Compensation – Stock Compensation*, for all stock-based awards granted on or after January 1, 2006, stock-based compensation expense is being amortized on a straight-line basis over the requisite service period. The fair value of stock options are measured using the Black-Scholes option-pricing model while the fair value for restricted stock awards and restricted stock units are based on the quoted price of our common stock on the date of grant.

(j) Current Accounting Developments

In June 2009, the FASB issued a new accounting standard (ASU No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*), which replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling interest in a variable interest entities (VIE), with an approach focused on which enterprise has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company adopted this standard as of January 1, 2010. There was no impact on our financial position, results of operations or shareholders' equity.

(2) Securities Purchased under Agreements to Resell

At December 31, 2010, securities purchased under agreements to resell were secured by U.S. Agency debt securities. Securities purchased under agreements to resell averaged $29,593,973 in 2010. The maximum amount outstanding at any month-end during 2010 was $31,620,000. Securities purchased under agreements to resell included in cash and cash equivalents as of December 31, 2010 was $3,120,000 with an aggregate collateral fair value of $4,033,750.

(3) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2010:

Computer software	$	977,211
Computer hardware		128,402
Leasehold improvements		20,285
Furniture and equipment		2,239
		1,128,137
Accumulated depreciation and amortization		(848,981)
Premises and equipment, net of accumulated depreciation and amortization	$	279,156

Depreciation and amortization expense was $215,108 for the year ended December 31, 2010.

(4) Income Taxes

There were no unrecognized tax benefits at January 1, 2010. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of operating expenses. There were no interest and penalties related to unrecognized tax benefits at December 31, 2010.

Total income tax expense attributable to income before income taxes for the year ended December 31, 2010 consists of:

Current:		
Federal	$	1,144,795
State		352,876
		1,497,671
Deferred:		
Federal		131,995
State		(4,647)
		127,348
Total income tax expense	$	1,625,019

Income tax expense attributable to income before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes, as follows:

Computed expected federal income tax expense	$	1,391,824
Increase resulting from:		
State tax, net of federal income tax expense		226,350
Other		6,845
Total income tax expense	$	1,625,019

The deferred tax assets, net, as of December 31, 2010 consist of the following:

Deferred tax assets:		
Accrued compensation	$	21,625
Share-based compensation		28,215
State income taxes		117,840
Deferred tax assets		167,680
Less valuation allowance		—
Deferred tax asset, net of valuation allowance		167,680
Deferred tax liabilities:		
Premises and equipment depreciation		(143,061)
Deferred tax liabilities		(143,061)
Net deferred tax assets	$	24,619

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2010.

(5) Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis. Direct expenses consist of salary costs based on a percentage of Bank employee time dedicated to Company activities and rent expenses based on number of employees. Indirect expenses include an overhead burden based on an overhead rate and the direct expense allocation of salary costs.

The Company reimbursed the Bank $1,753,307 for expenses paid by the Bank on the Company's behalf for the year ended December 31, 2010. These expenses were included in the statement of income and were a combination of direct costs and indirect costs. Direct costs consisted of salary costs of $701,183 included in compensation and benefits and rent expense of $69,455 included in the premises and equipment line

item. Indirect costs included other compensation and benefits of $394,135, premises and equipment of $208,953, and other expenses of $203,273. Indirect costs also include group insurance and workman compensation expenses of $92,895 and corporate credit card charges and other miscellaneous expenses of $83,423 that were paid by the Bank on the Company's behalf. As of December 31, 2010, $10,165 was due to the Bank by the Company related to these expenses, and $6,251 was due to the Bank by the Company related to other expenses and reimbursements.

The Bank reimbursed the Company $482,566 for expenses paid by the Company on the Bank's behalf for the year ended December 31, 2010. These expenses were a combination of direct costs for compensation and benefits of $224,449 and indirect costs of $258,117 based on a percentage of Company employee time dedicated to Bank activities. The reimbursement amounts were recorded as offsets to the line items these items were recorded in the statement of income.

At December 31, 2010, the Company had payables to the Parent of $164,798 related to taxes payable (see note 1(h)) and other expenses and reimbursements.

The Company maintains noninterest-bearing cash accounts with the Bank. The aggregate balance in these accounts was $4,178,591 as of December 31, 2010.

The Company also maintains securities purchased under agreements to resell with the Bank. The balance was $3,120,000 as of December 31, 2010.

(6) Employee Compensation and Benefit Plans

Employees of the Company are eligible to participate in the following plans sponsored by the Parent:

- Incentive Compensation Plan
- Retention Program
- SVB Financial Group 401(k) and Employee Stock Ownership Plan
- Employee Home Ownership Plan

(a) Incentive Compensation Plan

Incentive Compensation Plan (ICP) is an annual bonus program paid during the first quarter of the year based on the prior year's Parent consolidated financial results. The ICP is funded based on the Parent's performance in relation to predetermined financial goals and initiatives. Awards are distributed based on management's assessment of individual employee performance. The Company recognized an ICP expense of $121,138 in the statement of income as part of compensation and benefits expense for the year ended December 31, 2010, and the related accrual is expected to be paid to the employees in the first quarter of 2011.

(b) Retention Program

The Retention Program (RP) is a long-term incentive plan that allows designated employees to share directly in the Parent's investment success. Plan participants are granted an interest in the returns

from certain designated investments made by the Parent and its subsidiaries during the applicable year. Management determines individual allocations in the RP based on individual performance, the individual's role and the total number of plan participants. There were no allocations to the Company's employees for the year ended December 31, 2010.

(c) SVB Financial Group 401(k) and Employee Stock Ownership Plan

The SVB Financial Group 401(k) and Employee Stock Ownership Plan (ESOP) (collectively referred to as the Plan) is a combined 401(k) tax-deferred savings plan and ESOP in which all regular employees of the Parent and its affiliates are eligible to participate. Employees participating in the 401(k) component of the Plan may elect to have a portion of their salary deferred and contributed to the Plan up to 75% of their pretax compensation as defined in the Plan, up to the maximum amount allowable under federal income tax regulations. The Company matches up to 5% of an employee's salary in any plan year, with the Company's matching contribution vesting immediately. The Company's expense related to the 401(k) was $10,943 for the year ended December 31, 2010.

Discretionary ESOP contributions, based on the Parent's consolidated net income, are made by the Parent to all eligible individuals employed by the Parent or its subsidiaries on the last day of the fiscal year. The Parent may elect to contribute cash, or the Parent's common stock, in an amount not exceeding 10% of the employee's eligible compensation earned in the fiscal year. The ESOP contributions vest in equal annual increments over five years during a participant's first five years of service (thereafter all subsequent ESOP contributions are fully vested). The Company's expense related to ESOP was $38,156 for the year ended December 31, 2010.

(d) Employee Home Ownership Plan

The Employee Home Ownership Plan (EHOP) is a benefit plan that provides for the issuance of mortgage loans at favorable interest rates to eligible employees. Eligible employees may apply for a fixed-rate mortgage, which is due and payable in either five or seven years on their primary residence and is amortized over a 30-year period. Applicants must qualify for a loan through the normal mortgage review and approval process, which is typical of industry standards. The maximum loan amount cannot be greater than 80% of the lesser of the purchase price or the appraised value. The interest rate on the loan is written at the then market rate for five year (5/1) or seven year (7/1) mortgage loans as determined by the Bank. However, provided that the applicant continues to meet all of the eligibility requirements, including employment, the actual rate charged to the borrower shall be up to 2.0% below the market rate. The loan rate shall not be less than the greater of either the five year Treasury Note plus 25 basis points (for the five-year loan) or the average of the five and ten year Treasury Note plus 25 basis points (for the seven-year loan) or the monthly Applicable Federal Rate for medium term loans as published by the Internal Revenue Service. The loan rate will be fixed at the time of approval and locked in for 30 days.

EHOP expense is recognized when the interest charged to an employee under the EHOP is less than the market rate of interest that would be charged for a comparable loan. At December 31, 2010, total EHOP loans of approximately $470,861 were outstanding from the Parent to employees of the Company.

(Continued)

(7) Share-Based Compensation

Share-based compensation expense was recorded net of estimated forfeitures for the year ended December 31, 2010, such that expense was recorded only for those share-based awards that are expected to vest.

For the year ended December 31, 2010, the Company recorded share-based compensation expense of $2,736 resulting in the recognition of $531 in related tax benefit.

(a) Equity Incentive Plans

On May 11, 2006, stockholders of the Parent approved the 2006 Equity Incentive Plan (the 2006 Incentive Plan). The previous 1997 Equity Incentive Plan expired in December 2006. The 2006 Incentive Plan provides for the grant of the various types of incentive awards, of which the following have been granted: (i) stock options; (ii) restricted stock awards; (iii) restricted stock units; and (iv) other cash or stock settled equity awards.

Subject to the provisions of Section 14 of the 2006 Incentive Plan, the maximum aggregate number of shares that may be awarded and sold by the Parent is 3,000,000 shares plus 1,488,361 shares comprising of: (i) shares that have been reserved but not issued under the Parent's 1997 Equity Incentive Plan as of May 11, 2006; and (ii) shares subject to stock options or similar awards granted under the 1997 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 1997 Equity Incentive Plan that are forfeited or repurchased by the Parent. No further awards will be made under the 1997 Equity Incentive Plan, but it will continue to govern awards previously granted thereunder.

Restricted stock awards and restricted stock units will be counted against the numerical limits of the 2006 Incentive Plan as two shares for every one share awarded. Further, if shares acquired under any such award are forfeited or repurchased by the Parent and would otherwise return to the 2006 Incentive Plan, two times the number of such forfeited or repurchased shares will return to the 2006 Incentive Plan and will again become available for issuance.

Eligible participants in the 2006 Incentive Plan include directors, employees, and consultants. Options granted under the 2006 Incentive Plan generally expire seven years after the grant date. Options generally become exercisable over various periods, typically four years, from the grant date based on continued employment, and typically vest annually. Restricted stock awards and units generally vest over the passage of time and require continued employment through the vesting period. Performance based restricted stock units generally vest upon meeting certain performance-based objectives or the passage of time, or a combination of both, and require continued employment through the vesting period. The vesting period for restricted stock units cannot be less than three years unless they are subject to certain performance-based objectives, in which case the vesting period can be 12 months or longer.

(b) Employee Stock Purchase Plan

The Parent maintains an employee stock purchase plan (ESPP) under which participating employees may annually contribute up to 10% of their gross compensation (not to exceed $25,000) to purchase

shares of our common stock at 85% of its fair market value at either the beginning or end of each six-month offering period, whichever price is less. To be eligible to participate in the ESPP, an employee must, among other requirements, be employed by the Company on both the date of the offering and date of purchase, and be employed customarily for at least 20 hours per week and for at least five months per calendar year. There were 508 shares of the Parent's common stock issued to Company employees under the ESPP for the year ended December 31, 2010. At December 31, 2010, a total of 1,224,748 shares of the Parent's common stock were still available for future issuance under the ESPP. The next purchase will be on June 30, 2011 at the end of the current six-month offering period.

(c) Unrecognized Compensation Expense

As of December 31, 2010 there was no unrecognized share-based compensation expense for the Company.

(d) Share-Based Payment Award Activity

The table below provides stock option information related to the 1997 Equity Incentive Plan and the 2006 Incentive Plan for the year ended December 31, 2010:

	Shares	Weighted average exercise price	Weighted average remaining contractual life in years	Aggregate intrinsic value of in-the-money options
Outstanding at December 31, 2009	16,450	$ 32.17	2.44	$ 163,563
Granted	650	49.18		
Exercised	(9,400)	31.09		
Forfeited	(1,411)	37.28		
Expired	—	—		
Outstanding at December 31, 2010	6,289	34.40	0.01	117,370
Vested and expected to vest at December 31, 2010	6,289	34.40	0.01	117,370
Exercisable at December 31, 2010	6,289	34.40	0.01	117,370

The aggregate intrinsic value of outstanding options shown in the table above represents the pretax intrinsic value as of December 31, 2010. This value is based on the Parent's closing stock price of $53.05 as of December 31, 2010. The total intrinsic value of options exercised during the year ended December 31, 2010 was $148,037. The total fair value of option grants that vested during the year ended December 31, 2010 was $4,510. Cash received by the Parent from stock option exercises for the year ended December 31, 2010 was $292,201.

The following table summarizes information regarding stock options outstanding as of December 31, 2010:

	Outstanding options			Exercisable options	
Ranges of exercise prices	Shares	Weighted average remaining contractual life in years	Weighted average exercise price	Shares	Weighted average exercise price
$ 17.07 – 17.07	1,000	0.01	$ 17.07	1,000	$ 17.07
19.48 – 19.48	188	0.01	19.48	188	19.48
31.24 – 31.24	1,000	0.01	31.24	1,000	31.24
35.54 – 35.54	2,000	0.01	35.54	2,000	35.54
41.66 – 41.66	1,000	0.01	41.66	1,000	41.66
43.49 – 43.49	600	0.01	43.49	600	43.49
48.15 – 48.15	75	0.01	48.15	75	48.15
48.76 – 48.76	176	0.01	48.76	176	48.76
53.29 – 53.29	250	0.01	53.29	250	53.29
17.07 – 53.29	6,289	0.01	34.40	6,289	34.40

The Parent expects to satisfy the exercise of stock options by issuing new shares registered under the 1997 Equity Incentive Plan and the 2006 Incentive Plan, as applicable. All future awards of stock options and restricted stock will be issued from the 2006 Incentive Plan. At December 31, 2010, 1,305,971 shares were available for future issuance under the 2006 Incentive Plan.

The table below provides information for restricted stock awards and restricted stock units under the 1997 Equity Incentive Plan and 2006 Incentive Plan for the year ended December 31, 2010:

	Shares	Weighted average grant date fair value
Nonvested at December 31, 2009	444	$ 25.87
Granted	200	49.18
Vested	(137)	30.61
Forfeited	(507)	33.79
Nonvested at December 31, 2010	—	—

The total fair value of restricted stock awards and units that vested during the year ended December 31, 2010, was $4,194. The tax benefit realized from the restricted stock awards and units vested for the year ended December 31, 2010, was $57,046.

(8) Commitments and Contingencies

(a) Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2010.

(b) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $2,926,907, which was $2,890,243 in excess of its required net capital of $36,664. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 as of December 31, 2010.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Bank or the Parent in 2010.

The Company paid a dividend of $28,500,000 to the Bank in 2010.

(9) Subsequent Events

The Company has evaluated all subsequent events through February 24, 2011, the date the accompanying financial statements were issued, and determined there are no events other than those discussed above that require disclosure.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2010

Net capital:		
Total shareholder's equity	$	7,874,141
Less nonallowable assets:		
Premises and equipment, net		279,156
Other assets		4,601,981
Less haircuts on securities		62,918
Net capital		2,930,086
Aggregate indebtedness		546,781
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6.6667% of aggregate indebtedness		36,452
Net capital in excess of requirements	$	2,893,634
Ratio of aggregate indebtedness to net capital		19%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2010. Therefore, reconciliation of the two computations is as follows:

		As reported in SVB Securities Part II Form X-17a-5	Difference		As reported herein
Total shareholder's equity	$	7,821,634	52,507	(1)	7,874,141
Nonallowable assets		5,011,664	(130,527)	(1)	4,881,137
Haircuts on securities		62,918	—		62,918
Net capital		2,747,052	183,034		2,930,086
Aggregate indebtedness		729,815	(183,034)	(1)	546,781
Net capital required		48,654			36,452
Net capital in excess of requirements	$	2,698,398			2,893,634
Ratio of aggregate indebtedness to net capital		27%			19%

Noted:

(1) The primary reason for the difference in total shareholder's equity, nonallowable assets and aggregate indebtedness relates to the change in the deferred tax assets associated with share-based compensation adjustments, the adjustments booked for the change between current and deferred taxes and other miscellaneous adjustments.

See accompanying independent auditors' report.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
SVB Securities:

In planning and performing our audit of the financial statements and supplemental schedule of SVB Securities (the Company) (a wholly owned subsidiary of Silicon Valley Bank) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 24, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVB Securities:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by SVB Securities and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SVB Securities' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SVB Securities' management is responsible for SVB Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per SVB Securities' general ledger and proof of payment noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Noted no adjustments reported in Form SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the FOCUS reports and general ledger system reports supporting the adjustments noting no differences; and

5. Noted no overpayment applied to the current assessment in Form SIPC-7.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

SVB›Financial Group

February 25, 2011

RE: SVB Securities (CRD#46902) – Audited Financial Statements

Dear Sir/Madam:

As a registered broker-dealer with your organization, we have enclosed our audited Financial Statements and Supplemental Information, dated December 31, 2010, as required by SEC Rule 17a-5.

If you have any questions, please feel free to contact me at (408) 654-7766.

Sincerely,

Gary Utschig
Chief Compliance Officer,
SVB Securities

Enclosure

SVB Securities
3003 Tasman Drive Santa Clara, California 95054
PHONE 800.303.7371 svb.com

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

(SEC Identification No. 51582)

Financial Statements and Supplementary Information

December 31, 2010

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in accordance with Rule 17a 5(e)(3) as a public document